                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

 (Mark One)

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

 [_] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                         Commission File Number: 1-14987

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      TOO, INC. SAVINGS AND RETIREMENT PLAN


 B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    TOO, INC.
                               8323 Walton Parkway
                             New Albany, Ohio 43054

Too, Inc. Savings and Retirement Plan
Report on Audit of Financial Statements and
Supplemental Schedules
As of December 31, 2001 and 2000 and for the Years Ended
--------------------------------------------------------------------------------

                                    Contents

Report of Independent Accountants .....................................   2

Financial Statements

Statements of Net Assets Available for Benefits .......................   3

Statements of Changes in Net Assets Available for Benefits ............   4

Notes to Financial Statements .........................................   5

Supplementary Schedule

Schedule of Assets Held at End of Year ................................  13

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Board of Directors of
Too, Inc. and the
Plan Administrator of the Too, Inc.
Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Too, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Columbus, Ohio
June 19, 2002

Too, Inc. Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                   2001              2000
                                                -----------     ------------
ASSETS:

Investments                                     $18,049,760     $ 17,890,063

Cash                                                 38,871                -

Receivable for contributions:
      Employer                                    1,570,654        1,355,496
      Participants                                   28,640           26,197
                                                -----------      -----------
         Total contributions receivable           1,599,294        1,381,693
                                                -----------      -----------
Accrued interest and dividends                          113              464
                                                -----------      -----------
      Total assets                               19,688,038       19,272,220
                                                -----------      -----------

LIABILITIES:

Administrative fees payable                          10,741            8,496
Due to brokers                                       18,458                -
                                                -----------      -----------

      Total liabilities                              29,199            8,496
                                                -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS               $19,658,839     $ 19,263,724
                                                ===========     ============


   The accompanying notes are an integral part of these financial statements.

Too, Inc. Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------




                                                       2001             2000
                                                   -----------       ----------
ADDITIONS:

Investment income (loss):
      Net depreciation in fair
        value of investments                       $  (150,364)     $(3,214,549)
      Earnings from mutual funds                        40,932          621,178
      Dividends from common stock                       30,583           37,006
      Earnings from common collective trusts             4,494           25,248
                                                   -----------      -----------
        Total investment loss                          (74,355)      (2,531,117)
                                                   -----------      -----------
Contributions:
      Employer                                       1,869,360        1,767,342
      Participants                                     635,049          699,946
      Rollovers                                        203,839        2,732,212
                                                   -----------      -----------

        Total contributions                          2,708,248        5,199,500
                                                   -----------      -----------

        Total additions                              2,633,893        2,668,383
                                                   -----------      -----------

DEDUCTIONS:

      Distributions to participants                  2,184,942        2,140,191
      Administrative expenses                           53,836           51,044
                                                   -----------      -----------

        Total deductions                             2,238,778        2,191,235
                                                   -----------      -----------

Net increase                                           395,115          477,148

Net assets available for benefits:

      Beginning of year                             19,263,724       18,786,576
                                                   -----------      -----------

      End of year                                  $19,658,839      $19,263,724
                                                   ===========      ===========


   The accompanying notes are an integral part of these financial statements.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

 (1)     Description of the plan

         General

         The Too, Inc. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering substantially all employees of Too, Inc. (the "Employer", the "Company", or "Too") who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. Effective January 1, 2001, employees who are considered to be a highly compensated associate under the Internal Revenue code of 1986 (the "Code") and have met the eligibility requirements, described above, are eligible to receive the non-service and service related retirement contribution, but may not elect to make voluntary contributions.

         Effective January 1, 2001, the Plan was amended and restated to among other things: 1) change the eligibility as noted under eligibility above and under participant's voluntary contributions below, and 2) increase the maximum voluntary tax deferred contributions as noted under participant's voluntary contributions below.

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         Contributions

         Employer contributions:

         The Company may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under
         Section 401(a) (17) of the Code subject to the annual compensation limit, which for the Plan year ended December 31, 2001, was $170,000.

         The Company may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

         Participant's voluntary contributions:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 12% (1% to 6% prior to January 1, 2001) of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($10,500 at December 31, 2001). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code. Effective January 1, 2001, a participant who is considered to be a highly compensated associate based on the Code will cease being a participant for purposes of making voluntary tax-deferred contributions.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

         Investment options

         The Too, Inc. Common Stock Fund - invests primarily in common stock of Too, Inc. The goal of the fund is capital growth.

         American Express Trust Money Market Fund II - a common collective trust, investing in the American Express Trust Money Market Fund I, another common collective trust which has the same investment objective as this Fund and which has a portfolio of fixed income securities, certificate of deposits, and money market instruments. The goal of the fund is to provide maximum current income consistent with liquidity and conservation of capital.

         American Express Trust Income Fund II - a common collective trust, investing in the American Express Trust Income Fund I, another common collective trust which has the same investment objective as this Fund and which has a portfolio of fixed income securities, investment contracts and money market instruments. The goal of the fund is to preserve principal and income while maximizing current income.

         American Express Trust Equity Index Fund II - a common collective trust, investing in the American Express Trust Equity Index Base Fund, another common collective trust, which has the same investment objective as this Fund and which has a portfolio consisting of some or all of the securities upon which such index is based and other investments, as appropriate. The goal of the fund is to achieve, as closely as possible, the rate of return of a published equity index of the securities market or a rate of return of a specified segment of such market.

         Janus Overseas Fund - a mutual fund, investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. The goal of the fund is long-term capital growth.

         American Century Income & Growth Fund - a mutual fund, investing primarily in common stocks selected from a universe of the 1,500 largest companies traded in the U.S. The goal of the fund is dividend growth, current income, and capital appreciation.

         AIM Balanced Fund (Class A) - a mutual fund, investing primarily in high-yielding securities, including common stocks, preferred stocks, convertible securities and bonds. The goal of the fund is high total return consistent with preservation of capital.

         AXP New Dimensions Fund (Class Y) - a mutual fund, investing primarily in common stocks of U.S. and foreign companies showing potential for significant growth. The goal of the fund is long-term growth of capital.

         AXP Selective Fund (Class Y) - a mutual fund, investing primarily in medium-to high-quality corporate bonds and other highly rated debt instruments including government securities and short-term investments. The goal of the fund is current income and preservation of capital.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

         Investment options (continued)

         American Express Trust Long-Term Horizon (80:20) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income and income investments. The goal of the fund is to create a diversified portfolio with a moderate risk profile designed for individuals with long-term goals.

         American Express Trust Medium-Term Horizon (50:50) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income, income, and money market (cash equivalents) investments. The goal of the fund is to create a diversified portfolio with a conservative risk profile designed for individuals with medium-term goals.

         American Express Trust Short-Term Horizon (25:75) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income, income, and money market (cash equivalent) investments. The goal of the fund is to create a diversified portfolio with a conservative risk profile designed for individuals with short-term goals.

         Frozen investment options

         The Limited, Inc. Common Stock Fund was an investment option prior to the spin off of the Company from The Limited, Inc. effective August 23, 1999. The Plan is maintaining the fund until such assets are distributed to participants or allocated to other investment options, with no additional contributions permitted as of the effective date.

         Vesting

         A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service for Employer contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages for Employer contributions follows:

         Years of vested service                              Percentage
         -----------------------                              ----------

         Less than 3 years                                        0%
         3 years                                                 20
         4 years                                                 40
         5 years                                                 60
         6 years                                                 80
         7 years                                                100

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Payment of benefits

     The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Too stock will have the option of receiving such amounts in whole shares of Too and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

     A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

     Amounts allocated to participants withdrawn from the plan

     The vested portion of net assets available for benefits allocated to participants withdrawn from the plan was $2,337 and $113,284 as of December 31, 2001 and 2000, respectively.

     Forfeitures

     Forfeitures are used to reduce the Employer's required contributions. Forfeitures of $276,748 and $104,026 were used to reduce Employer's contributions for the plan years ended December 31, 2001 and 2000, respectively. The Plan at December 31, 2000, had $37,072 of unutilized forfeitures representing unallocated assets in the Plan.

     Expenses

     Expenses of the Plan are deducted from participants' accounts as follows:
     1) annual participant fee of $25, deducted on a quarterly basis, and 2) a $10 disbursement fee for withdrawals and terminations. Investments in the Too, Inc. and Limited, Inc. stock funds are charged an administrative fee of 3 basis points through a reduction in earnings. The Company pays administrative expenses incurred in excess of the fees charged.

     Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plans assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)  Summary of accounting policies

     Basis of presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Estimates

     The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

     Risks

     The Plan provides for the various investment options as described in Note
     1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     Income recognition

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Investment valuation

     Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

     Net appreciation (depreciation) in fair value of investments

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

     Benefit payments

     Benefits are recorded when paid.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(3)      Investments

         The American Express Trust Company, trustee of the Plan, holds the Plan's investments. The following table presents balances as of December 31, 2001 and 2000 for the Plans current investment options. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                  2001             2000
                                                               -----------      -----------
         Investments at fair value as determined by:
             Quoted market price
                Common stock:
                   Too, Inc.                                   $ 1,686,960      $ 1,272,163
                   The Limited, Inc.                             1,488,766        1,753,155
                                                               -----------      -----------
                                                                 3,175,726        3,025,318
                                                               -----------      -----------
                Mutual funds:
                   AXP New Dimensions Fund, Class Y              3,666,789        4,622,984
                   AIM Balanced Fund, Class A                      748,970          904,945
                   Other                                         1,228,990          953,721
                                                               -----------      -----------
                                                                 5,644,649        6,481,650
                                                               -----------      -----------
                                                                 8,820,375        9,506,968
                                                               -----------      -----------
             Estimated fair value
                Common collective trusts:
                   American Express Trust Income Fund II         5,491,897        3,959,672
                   American Express Trust Equity Fund
                      Index II                                   3,169,073        4,095,154
                   Other                                           568,415          328,269
                                                               -----------      -----------
                                                                 9,229,385        8,383,095
                                                               -----------      -----------
                      Total investments at fair value          $18,049,760      $17,890,063
                                                               ===========      ===========

         The Plan's investments (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the periods ended December 31, 2001 and 2000, are set forth below:

                                                                  2001             2000
                                                               -----------      -----------
         Investments at fair value as determined by:
             Quoted market price
                Common stock                                   $ 1,061,676      $(1,700,328
                Mutual Funds                                      (988,960)      (1,310,608)
                                                               -----------      -----------
                                                                    72,716       (3,010,936)
             Estimated fair value
                Common collective trusts                          (223,080)        (203,613)
                                                               -----------      -----------

                   Net depreciation in fair value              $  (150,364)     $(3,214,549)
                                                               ===========      ===========

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(4)      Tax status

         The Plan is in the process of obtaining a determination letter from the Internal Revenue Service. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)      Plan administration

         A Committee comprised of members appointed by the Board of Directors of the Employer administers the Plan.

(6)      Plan termination

         Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time. The Company has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)      Parties-in-interest

         American Express Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

(8)      Reconciliation of financial statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                            2001             2000
                                                            ----             ----
         Net assets available for benefits per the
              financial statements                      $ 19,658,839    $  19,263,724
         Amounts allocated to withdrawing participants        (2,337)        (113,284)
                                                        ------------    -------------

         Net assets available for benefits per
              Form 5500                                 $ 19,656,502    $  19,150,440
                                                        ============    =============

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

         Reconciliation of financial statements to Form 5500 (continued)

         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

         Benefits paid to participants per the financial statements             $ 2,184,942
            Amounts allocated to withdrawing participants:
                  At December 31, 2001                                                2,337
                  At December 31, 2000                                             (113,284)
                                                                                -----------
         Benefits Paid to Participants Per Form 5500                            $ 2,073,995
                                                                                ===========

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

 (9)     Subsequent event

         Subsequent to December 31, 2001, the Plan: 1) changed the trustee and custodian to Delaware Charter Guarantee & Trust Company, 2) sold the investments in the Plan, except the common stock, and reinvested in like investments in separate pooled accounts under a group annuity contract with Principal Life Insurance Company and the Principal Stable Value Fund, a common collective trust, 3) transferred the common stock held by the Plan to Bankers Trust Company, N.A., as custodial trustee for these assets, and 3) amended the plan to maintain its tax-exempt qualification.

TOO, INC. SAVINGS AND RETIREMENT PLAN
EIN #31-1333930 PLAN #001
SCHEDULE H - LINE 4i
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------

  (a)            (b)                            (c)                    (d)        (e)
                                      Description of investment
                                       including maturity date,         (1)
          Identity of issue,              rate of interest,
         borrowrer, lessor, or       collateral, par or maturity                 Current
            similar party                      value                   Cost       Value
      ---------------------------   -----------------------------   ---------- -----------
  *      Too, Inc.                    Common stock - 61,344.000                $ 1,686,960
                                      shares

         The Limited, Inc.            Common stock - 101,139.000                 1,488,766
                                      shares
  *      American Express Trust       Common collective trust -                  5,491,897
         Income Fund II               250,954.888 units

  *      American Express Trust       Common collective trust -                  3,169,073
         Equity Index Fund II         99,499.946 units

  *      American Express Trust       Common collective trust -                    217,922
         Long-Term Horizon            9,581.931 units
         (80:20) Fund

  *      American Express Trust       Common collective trust -                    166,550
         Short-Term Horizon           9,208.260 units
         (25:75) Fund

  *      American Express Trust       Common collective trust -                    108,473
         Medium-Term Horizon          4,997.175 units
         (50:50) Fund

  *      American Express Trust       Common collective trust -                     75,470
         Money Market Fund II         75,469.530 units

  *      AXP New Dimensions           Mutual fund - 149,177.756                  3,666,789
         Fund, Class Y                shares

         AIM Balanced Fund,           Mutual fund - 28,869.302                     748,870
         Class A                      shares

         Janus Overseas Fund          Mutual fund - 28,239.009                     573,252
                                      shares

  *      AXP Selective Fund,          Mutual fund - 49,273.675                     436,565
         Class Y                      shares

         American Century             Mutual fund - 8,019.522                      219,173
         Income & Growth Fund         shares

  *      Represents a party-in-interest

 (1) Cost information omitted - participant directed individual account plan.

     The notes to the financial statements are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Too, Inc. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 27, 2002
                                      TOO, INC. SAVINGS AND RETIREMENT PLAN
                                      (registrant)

                                      By /s/ RONALD SYKES
                                      -------------------------------------
                                      Ronald Sykes
                                      Chairperson of the Benefits Administrative
                                      Committee



                                  Exhibit Index

Exhibit No.

   23                   Consent of Ary & Roepcke